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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                  Schedule TO/A
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                                ----------------
                               Invivo Corporation
                            (Name of Subject Company)
                                ----------------
                         Invivo Acquisition Corporation
                       Intermagnetics General Corporation
                       (Name of Filing Persons (Offeror))
                                ----------------
                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                ----------------
                                    461858102
                      (CUSIP Number of Class of Securities)
                                ----------------
                                Glenn H. Epstein
                      Chairman and Chief Executive Officer
                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                                  P.O. Box 461
                             Latham, New York 12110
                                 (518) 782-1122
                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                            behalf of filing person)

                                    Copy to:

                               Clare O'Brien, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
======================================== =======================================
          Transaction Valuation*                   Amount of Filing Fee**
---------------------------------------- ---------------------------------------

---------------------------------------- ---------------------------------------
             $152,034,519.66                             $12,299.59
======================================== =======================================
* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $22.00, the per share tender offer price, by the 5,970,156 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $131,343,432.00 (the "Common Stock Consideration"). The Common Stock Consideration was then added to $20,691,087.66, being the net consideration for the Subject Company's 1,448,662 stock options, to arrive at a total transaction value of $152,034,519.66.
**   Calculated as 0.008090% of the transaction value.
|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $12,299.59            Filing Party: Intermagnetics General Corporation
                               --------------                      ----------------------------------
     Form or Registration No.: Schedule TO           Date Filed:   December 23, 2003
                               --------------                      ----------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
|X|  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 2 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed on December 23, 2003, as amended on January 7, 2004 (the "Schedule TO"), by Invivo Acquisition Corporation f/k/a Magic Subsidiary Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Intermagnetics General Corporation, a New York corporation ("Parent"). The Schedule TO relates to the Offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Invivo Corporation, a Delaware corporation (the "Company"), at a purchase price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

Item 2. Subject Company Information.

         Item 2 of the Schedule TO is hereby amended and supplemented by the following:

         Section 7. Certain Information Concerning the Company.

         The second sentence of the first paragraph of Section 7 of the Offer to Purchase on page 11 is amended and restated in its entirety to read as follows:

         "Purchaser and Parent have relied on the accuracy of such information furnished by the Company and/or included in publicly available information on the Company and have not made any independent attempt to verify the accuracy of such information."

         The third sentence of the "Available Information" section on page 11 of
Section 7 of the Offer to Purchase is amended and restated in its entirety to read as follows:

         "Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549."

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented by the following:

         Section 2. Acceptance for Payment and Payment of Shares.

         The first sentence of the fourth paragraph of Section 2 of the Offer to Purchase on page 6 is amended by replacing the words "as promptly as practicable" with the word "promptly", and the amended sentence shall read as follows:

         "If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by Book-Entry transfer into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in "Section 3. Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at such Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer."

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         Section 5. Certain Federal Income Tax Consequences.

         The title to Section 5 of the Offer to Purchase on page 9 is amended by replacing the word "Certain" with the word "Material", and the amended title to
Section 5 shall read "Material Federal Income Tax Consequences".

         The first sentence of the first paragraph of Section 5 of the offer to Purchase on page 9 is amended by replacing the word "principal" with the word "material", and the amended sentence shall read as follows:

         "The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (whether upon receipt of the Merger Consideration or pursuant to the proper exercise of dissenter's rights)."

         The first sentence of the second paragraph of Section 5 of the Offer to Purchase on page 9 is amended by deleting the words "is included for general information purposes only and" and the amended sentence shall read as follows:

         "The tax discussion set forth below is based upon current law (which may be subject to change, possibly on a retroactive basis)."

         Section 14. Certain Conditions of the Offer.

         The second sentence of the final paragraph of Section 14 of the Offer to Purchase on page 34 is amended by adding the following proviso at the end of the sentence: "provided, however, that, other than with respect to any condition relating to receipt of governmental approvals, all of the foregoing rights must be exercised or waived before the Offer expires." The amended sentence shall read as follows:

         "The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time; provided, however, that, other than with respect to any condition relating to receipt of governmental approvals, all of the foregoing rights must be exercised or waived before the Offer expires."

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

         Item 9 of the Schedule TO is hereby amended and supplemented by the following:



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         Section 16. Fees and Expenses.

         The first sentence of the first paragraph of Section 16 of the Offer to Purchase on page 36 is amended by deleting the phrase "Except as set forth below," and the amended sentence shall read as follows:

         "Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer."

Item 11.  Additional Information.

         Item 11 of the Schedule TO is hereby amended and supplemented by the following:

         Section 7. Certain Information Concerning the Company.

         The second sentence of the "Certain Projected Financial Data of the Company" section on page 11 of Section 7 of the Offer to Purchase is amended and restated in its entirety to read as follows:

         "The projections provided to Parent by the Company were consistent with publicly available data regarding the Company's expected future performance and were not material to Parent's decision to enter into the Merger Agreement and consummate the transactions contemplated thereby. Accordingly, Parent believes that these projections are not material to a decision by stockholders to tender Shares pursuant to the Offer."

Item 12. Material to Be Filed as Exhibits.

(a)(1)   Offer to Purchase dated December 23, 2003.*

(a)(2)   Form of Letter of Transmittal.*

(a)(3)   Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on December 23, 2003.*

(a)(8)   Joint Press Release issued by Parent and the Company on
         December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December 18, 2003).

(a)(9) Press Release issued by Parent on January 7, 2004 (incorporated by reference to exhibit 99.1 of Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 7, 2004).



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(b)(1)   Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank, N.A., as Documentation Agent, and Wachovia Bank, N.A., as Administrative Agent, dated as of December 17, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).

(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.*

(g)      None.

(h)      None.
-----------------------------------------
* Incorporated by reference to the Schedule TO filed by Purchaser and Parent on December 23, 2003.

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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2004

                                               INVIVO ACQUISITION CORPORATION


                                               By:   /s/  Glenn H. Epstein
                                                     --------------------------
                                                     Name:  Glenn H. Epstein
                                                     Title: President




















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



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2004

                                INTERMAGNETICS GENERAL CORPORATION


                                      By:          /s/ Glenn H. Epstein
                                                   ----------------------------
                                            Name:  Glenn H. Epstein
                                            Title: Chairman and Chief Executive
                                                   Officer

























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                                  EXHIBIT INDEX

Exhibit
No.

(a)(1)   Offer to Purchase dated December 23, 2003.*

(a)(2)   Form of Letter of Transmittal.*

(a)(3)   Form of Notice of Guaranteed Delivery.*

(a)(4) Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(6)   Form of Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.*

(a)(7) Summary Advertisement as published in The New York Times on December 23, 2003.*

(a)(8)   Joint Press Release issued by Parent and the Company on
         December 18, 2003 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent and Purchaser filed on December 18, 2003).

(a)(9) Press Release issued by Parent on January 7, 2004 (incorporated by reference to exhibit 99.1 of Amendment No. 1 to Schedule TO filed by Parent and Purchaser on January 7, 2004).

(b)(1) Credit Agreement among Parent, as Borrower, and the domestic subsidiaries of Parent, as Guarantors, the lenders parties thereto, JPMorgan Chase Bank, as Syndication Agent, KeyBank, N.A., as Documentation Agent, and Wachovia Bank, N.A., as Administrative Agent, dated as of December 17, 2003.*

(d)(1) Agreement and Plan of Merger, dated as of December 17, 2003, among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.2 to the Form 8-K of Parent filed on December 18, 2003).

(d)(2) Confidentiality Letter Agreement, dated November 21, 2003, between Parent and the Company.*

(g)      None.

(h)      None.
-----------------------------------------
* Incorporated by reference to the Schedule TO filed by Purchaser and Parent on December 23, 2003.



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